

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2024

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 North Keller Road, Suite G-2
Orlando, Florida 32810

> **Re: Laser Photonics Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on September 17, 2024**
> **File No. 001-41515**

Dear Wayne Tupuola:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing

cc: Ernest Stern